UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period       March 2007                                   File No:  0-52265

Keegan Resources Inc.

(Name of Registrant)

Suite 1204 – 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8

(Address of principal executive offices)

1.

Unaudited Financial Statements for the period Ended December 31, 2006

2.

Managements’ Discussion and Analysis for the Quarter Ended December 31, 2006.

3.

Certification of Interim Filings by Daniel T. McCoy, President

4.

Certification of Interim Filings by Tony Ricci, CFO

5.

News Release dated March 22, 2007

6.

News Release dated April 3, 2007

7.

News Release dated April 11, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Keegan Resources Inc.

(Registrant)

                                                                              Signed: /s/ Michael Bebek

Dated: April 12, 2007                                                         Michael Bebek

Corporate Secretary

Exhibits:

99.1

Unaudited Financial Statements for the period ended December 31, 2006.

99.2

Management Discussion and Analysis for the period ended December 31, 2006

99.3

Certification of Interim Filings by the Chief Executive Officer

99.4

Certification of Interim Filings by the Chief Financial Officer

99.5

News Release dated March 22, 2007

99.6

News Release dated April 3, 2007

99.7

News Release dated April 11, 2007